UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Trend Technology Corporation

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

Not Yet Applied For or Assigned

(CUSIP Number)

Katrin Braun

8095 – 170th Street

Surrey, B.C., V4N 4Y7

Telephone:  (604) 575-0366

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

March 31, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ❒

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.

Names of Reporting Persons.

I.R.S. Identification Nos. of above persons (entities only)

Katrin Braun

2.

Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

Not Applicable

(b)

Not Applicable

3.

SEC Use Only:

4.

Source of Funds (See Instructions):

PF

5.

Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):

❒

6.

Citizenship or Place of Organization:

Canadian

Number of

7.

Sole Voting Power:

750,000

Shares-

Beneficially

8.

Share Voting Power:

750,000

Owned by Each

Reporting

9.

Sole Dispositive Power:

750,000

Person With

10.

Shared Dispositive Power:

750,000

11.

Aggregate Amount Beneficially Owned by Each Reporting Person:

750,000

12.

Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

❒

13.

Percent of Class Represented by Amount in Row (11):

7.35%

14.

Type of Reporting Person (See Instructions):

IN

Item 1.  Security and Issuer

This statement relates to the common stock, $0.0001 par value (“Common Stock”) of Trend Technology Corporation, a Nevada corporation (the “Company”).  The principal executive office of the Company is located at Suite 1020, 510 Burrard Street, Vancouver, British Columbia, V6C 3A8.

Item 2.  Identity and Background

(a)

This statement is being filed by Katrin Braun (“Braun”).

(b)

Ms. Braun’s business address is Suite 300, 7485 – 130th Street, Surrey, British Columbia, V3W 1H8, Canada.

(c)

Ms. Braun is a chartered accountant in Surrey, British Columbia, Canada.

(d)-(e)

During the last five years, Ms. Braun has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has Ms. Braun been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in Ms. Braun being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)

Ms. Braun is a Canadian citizen.

Item 3.  Source and Amount of Funds or Other Consideration

Ms. Braun subscribed for 750,000 common shares of the Company at a price of $0.01 per share for total subscription proceeds of US$7,500 as part of the Company’s private placement on March 31, 2004.

Item 4.  Purpose of Transaction

The securities were acquired for investment purposes.  There are no other plans or proposals.

Item 5.  Interest in Securities of the Issuer

(a)-(b)

The following information is based upon a total of 10,202,300 shares of Company common stock outstanding on October 14, 2005, as described in the Company’s quarterly report on Form 10-QSB for the period ended September 30, 2005.

Ms. Braun beneficially owns 750,000 common shares of Company common stock, representing 7.35% of the outstanding common stock.  Ms. Braun has the sole voting and dispositive power on her 750,000 common shares of the Company.

(c)

Except as described herein, Ms. Braun has not acquired or disposed of, any shares of the Company’s common stock during the past 60 days.

(d)-(e)

Not Applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not Applicable.

Item 7.  Material to Be Filed as Exhibits

None.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 11, 2005

Date

/s/Katrin Braun

Signature

Katrin Braun

Name/Title